Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Nine Months Ended
September 30, 2016

Income before income and mining tax and other items (1)	$672
Adjustments:
Fixed charges excluding capitalized interest	213
Earnings available for fixed charges	$885
Fixed Charges:
Interest expense, net (2)	$204
Portion of rental expense representative of interest	9
Fixed charges added to earnings	213
Capitalized interest	29
Total Fixed Charges	$242
Ratio of earnings to fixed charges	3.66

(1)	Represents amount from continuing operations.
(2)	Includes interest expense of majority-owned consolidated subsidiaries and amortization of debt issuance costs.